

02004858

SECURI... ...COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 11 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EXETER, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Grove Street
(No. and Street)

Wantagh	NY	11793
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosedale & Scerbo, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

2001 Grove St.	Wantagh	NY	11793
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Douglas McQuade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Exeter, Ltd., as of December 31, ~~19~~ xx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

ELLEN BROWN ALLARD
Notary Public, State of New York
No. 30-4932550
Qualified in Nassau County
Commission Expires July 25, 20 04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ ~~(m) A copy of the SIPC Supplemental Report~~
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXETER, LTD.
(an S Corporation)

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001

EXETER, LTD.
CONTENTS TO FINANCIAL STATEMENTS



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

We have audited the accompanying statement of financial condition of Exeter, Ltd. (an S Corporation) as of December 31, 2001 and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exeter, Ltd. (an S Corporation) at December 31, 2001, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 25, 2002

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • Fax (516) 783-1720
Member of AICPA

EXETER, LTD.
(an S Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and Cash Equivalents	$ 146,239
Receivables From Clearing Organization	18,074
Deposits with Clearing Organization	239,170
Investment	29,300
Property and Equipment, net of accumulated depreciation of $3,270	1,829
Prepaid Income Taxes	12,326
Other Assets	3,356
TOTAL ASSETS	$ 450,294

LIABILITIES & STOCKHOLDER'S EQUITY

Accounts Payable & Accrued Expenses	$ 7,344
Pension Plan Payable	108,961
	116,305
Subordinated Borrowings	100,000
STOCKHOLDER'S EQUITY	
Common Stock - $.10 par value, 1,000 shares authorized, 500 shares issued and outstanding	50
Paid-In-Capital	71,516
Retained Earnings	230,300
Less: Treasury Stock (at cost, 150 shares)	(67,877)
	233,989
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 450,294

The accompanying Notes are an integral part of these financial statements.

EXETER, LTD.
(an S Corporation)
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the Year Ended December 31, 2001

REVENUE	
Fee Income	$ 381,435
Commissions	11,920
Dividend Income	8,627
Total Revenue	401,982
EXPENSES	
Officers' Compensation	135,000
Other compensation	44,792
Payroll Taxes and Employee Benefits	16,018
Floor Brokers Paid	21,600
Regulatory Fees	11,193
Clearing Expenses	792
Pension Expense	124,961
Interest Expense	10,000
Other Expenses	38,659
Depreciation Expense	1,218
Total Expenses	404,233
LOSS BEFORE INCOME TAXES	(2,251)
PROVISION FOR INCOME TAXES	578
NET LOSS	(2,829)
RETAINED EARNINGS, BEGINNING OF YEAR	247,529
DISTRIBUTIONS TO STOCKHOLDER	(14,400)
RETAINED EARNINGS, END OF YEAR	$ 230,300

The accompanying Notes are an integral part of these financial statements.

EXETER, LTD.
(an S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2001

	COMMON	PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK (AT COST, 50 SHARES)	TOTAL
BALANCE, 1/1/01	$ 50	$ 71,516	$247,529	$(67,877)	$ 251,218
NET LOSS			(2,829)		(2,829)
DISTRIBUTIONS TO STOCKHOLDER			(14,400)		(14,400)
BALANCE, 12/31/01	$ 50	$ 71,516	$230,300	$(67,877)	$ 233,989

The accompanying Notes are an integral part of these financial statements.

EXETER, LTD.
(an S Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (2,829)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,218
(Increase) decrease in:	
Receivables From Customers	204,055
Receivables From Clearing Organizations	(18,074)
Deposits with Clearing Organizations	(20,377)
Prepaid Income Taxes	(1,079)
Other Assets	(1,414)
Increase (decrease)	
Accounts Payable & Accrued Expenses	(23,638)
Pension Plan Payable	(38,822)
	101,869
Net cash provided by operating activities	99,040
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Stockholder	(14,400)
Net Cash used by financing activities	(14,400)
NET INCREASE IN CASH AND CASH EQUIVALENTS	84,640
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	61,599
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 146,239
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid during the year for:	
INCOME TAXES	$ 1,657
INTEREST	$ 10,000

The accompanying Notes are an integral part of these financial statements.

1. ORGANIZATION AND PURPOSE

The Company is a registered Broker-Dealer under the Securities Exchange Act of 1934. Exeter, Ltd. became a registered Broker-Dealer under the Securities Exchange Act on May 8, 1989. On January 26, 2001, the Company ceased to be a member of the New York Stock Exchange. The firm arranges for non broker-dealers to have orders executed on the floor of the New York Stock Exchange.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Property and Equipment

Equipment is stated at cost and is depreciated under an accelerated method over the estimated useful life of the equipment. Depreciation expense for 2001 was $1,218.

b. Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. Credit Concentration

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from customers. The Company places its cash and cash equivalents with high credit quality institutions insured by the FDIC and/or the SIPC. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that the credit risk exposure to its receivables is limited.

d. Income Taxes

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily depreciation expense. For the year ended December 31, 2001, the amount of deferred income taxes due to these differences is deemed to be insignificant.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

e. Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Management does not believe that actual results will differ materially from these estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to rule 15c3-1 adopted by the Securities and Exchange Commission. The rule prohibits a broker or dealer from engaging in securities transactions at a time when its net capital, as defined by the rule, is less than $5,000. As of December 31, 2001, the company's net capital, as defined, was $285,065. This amount is different than the company's computation included in Part IIA of Form X-17a-5 as of December 31, 2001.

4. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is, however, subject to New York State Franchise taxes and New York City Corporation taxes. The income tax expense of the Company consists of the following:

State income tax	-	$ 100
City income tax	-	478
		$ 578

5. INVESTMENTS AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The investment is a short term income fund stated at its current value as at December 31, 2001. The investment is currently being held in a dividend-bearing account with a clearing corporation utilized by the Company.

The principal was contributed by two of the Company's former shareholders. The original value of the investment of $100,000 was funded by equal $50,000 contributions from each of the former shareholders. The investment was to mature on March 31, 1998 and the entire principal was to be restricted from withdrawal until that date. However, the agreement contains a provision which allows for the aforementioned subordinated debenture agreement to remain in effect for each annual period ending March 31 absent six months written notice prior to March 31 for the year the agreement pertains to. Due to this clause, the agreement remains in effect as of the report date, February 25, 2002. The agreement provides for an interest rate of 8% per annum. Effective January 1, 1999 the interest rate was adjusted to 10% per annum, and remains 10% through the date of this report.

The subordinated borrowings are covered by agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

6. DEFINED BENEFIT PENSION PLAN

The Company has established a defined benefit pension plan effective January 1, 1998 with an initial plan year ending December 31, 1998. All non-union employees over age 21 who have completed a year of service are eligible to participate on the entry date following the date they met the aforementioned requirements. The plan entry dates are defined as each 1/1 and 7/1. A year of service is defined as a consecutive 12 month period whereas an employee has completed at least 1,000 hours of service with the employer. There are two participants in the plan at the close of the 2001 plan year. The benefits are based on years of service and on employee's compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The following schedule provides additional information about the plan:

6. DEFINED BENEFIT PENSION PLAN (Continued)

	Amount
Fair value of plan assets at December 31, 2001	$ 403,689
Benefit obligation at December 31, 2001	374,383
Funded status	$ 29,306
Prepaid benefit cost recognized in the balance sheet	$ 29,306
Weighted-average assumptions as of December 31, 2001	
Discount rate	6.5%
Expected return on plan assets	6.5%
Rate of compensation increase	5.0%
Benefit cost	$ 347,383
Employer contributions	$ 163,783
Plan participants' contributions	$ 0
Benefits paid	$ 0



ROSEDALE & SCERBO

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

We have audited the accompanying financial statements of Exeter, Ltd. as of and for the year ended December 31, 2001 and have issued our report thereon dated February 25, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 25, 2002

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

EXETER, LTD.
SCHEDULE 1
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

SCHEDULE 1

NET CAPITAL	
Total Stockholder's Equity	$ 233,989
Subordinated Loan for Equity	100,000
	333,989
DEDUCTIONS AND/OR CHANGES	
Non-Allowable Assets	(43,924)
Net Capital	$ 290,065
AGGREGATE INEDBTEDNESS	$ 116,305
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	40.10%
MINIMUM NET CAPITAL REQUIREMENT	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 285,065

See auditors' report on supplemental information
and accompanying Notes to the financials.

EXETER, LTD.
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

SCHEDULE 1 (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of of Form X-17a-5 as of December 31, 2001)

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 298,844
Net Audit Adjustments	(8,779)
Net Capital	$ 290,065

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5 as of December 31, 2001)

Aggregate Indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 86,565
Net Audit Adjustments	29,740
AGGREGATE INDEBTEDNESS	$ 116,305

See auditors' report on supplemental information and accompanying Notes to the financials.


ROSEDALE
&
SCERBO

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Exeter, Ltd.
Wantagh, New York

In planning and performing our audit of the financial statements of Exeter, Ltd. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securites, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securites examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Exeter, Ltd. for the year ended December 31, 2001 and this report does not effect our report thereon dated February 25, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 25, 2002